Exhibit 21.1
SUBSIDIARIES OF SCM MICROSYSTEMS, INC.

SCM Microsystems (GmbH), Germany	European HQ

SCM Microsystems (French Branch Of GmbH), France	Sold DTV Business

SCM Microsystems (India) PVT. Ltd., India	Research & Development India

SCM Microsystems (Japan), KK., Japan	Japanese Sales Office

SCM Microsystems (Asia) PTE. Ltd., Singapore	Legal Entity Singapore

Microtech International, US	Non active

SCM Microsystems (US) Inc., US	Non active

SCM (fka Dazzle) Multimedia US, Inc., US	Connecticut Discontinued Business

Dazzle Europe GmbH, Germany	Discontinued Business

SCM Microsystems Group Ltd., UK	Discontinued Business

SCM Microsystems Ltd., UK	Discontinued Business

Shuttle Technology, Inc.	Discontinued Business

Intermart Systems, Inc.	Discontinued Business